TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), and subsequently to the Material Fact disclosed on March 10th, 2020, hereby informs the shareholders and the market in general that, at a Meeting held on July 17th,2020, the Company’s Board of Directors have approved the presentation of a binding offer for the acquisition of Grupo Oi’s mobile business, jointly with TIM S.A. (“TIM”) and Claro S.A. (“Claro”).

The binding offer has been submitted by the aforementioned parties for the examination of Grupo Oi, after the analysis of data and information made available with respect to the business to be acquired, highlighting that it is subject to certain conditions, especially with regards to their selection as “stalking horse” (“first bidder”), which shall guarantee to them the right to cover the best offer among the other offers presented in the competitive process of sale of Grupo Oi’s mobile business. In case of acceptance of the submitted offer and completion of the operation, each of the interested parties will receive a portion of the aforementioned business.

This joint offer comprises the totality of the assets which compose “UPI Mobile Assets” described in Material Fact and Annexes disclosed on June 15th, 2020 by Oi S.A. – In Judicial Reorganization. In sum, the main assets are: authorization terms for use of radiofrequency, Personal Mobile Service (SMP) customer base, right of use of space in real estate and towers, elements of access and core mobile networks; and systems/platforms.

The Company’s perspective is that the transaction, if completed, shall add value to our shareholders and clients by means of further growth, generation of operational efficiencies and service quality enhancement. Furthermore, the transaction shall contribute for the development and competitiveness of the Brazilian telecommunication industry.

The Company shall keep its shareholders and the market in general duly informed of the progress of the process related to the offer presented, pursuant to ICVM 358 and the applicable legislation.

São Paulo, July 18th, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

Information available at: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 19, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director